LIQUIDPISTON, INC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 27, 2018



Independent Accountant's Review Report

To Management
LiquidPiston, Inc.
Bloomfield, CT

We have reviewed the accompanying balance sheet of LiquidPiston, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 27, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LIQUIDPISTON, INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016
_____

	2017	**2016**
ASSETS		
CURRENT ASSETS		
Cash	$ 2,347,993	$ 1,094,369
Prepaid Expenses	58,436	37,851
Prepaid Insurance	9,526	9,344
TOTAL CURRENT ASSETS	2,415,955	1,141,564
NON-CURRENT ASSETS		
Plant, Property, & Equipment	821,510	770,703
Less: Accumulated Depreciation	(723,742)	(636,624)
Goodwill	390,556	390,556
Intangible Assets	500,036	298,159
Less: Accumulated Amortization	(80,587)	(55,585)
TOTAL NON-CURRENT ASSETS	907,773	767,209
TOTAL ASSETS	3,323,728	1,908,774

LIQUIDPISTON, INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	146,633	200,638
Accrued Salaries & Wages	53,026	132,132
Accrued Tax Liability	4,669	-
Accrued Interest Expense	159,783	38,023
TOTAL CURRENT LIABILITIES	364,111	370,794
NON-CURRENT LIABILITIES		
Convertible Note - A	1,230,000	1,230,000
Convertible Note - B	251,000	251,000
Convertible Note - WeFunder	1,299,149	-
TOTAL LIABILITIES	3,144,260	1,851,794
SHAREHOLDERS' EQUITY		
Common Stock (2,000,000 shares authorized, 1,200,000 issued and $.0001 par value)	100	100
Additional Paid-In Capital	18,932,486	18,932,486
Retained Earnings (Deficit)	(18,753,117)	(18,875,605)
TOTAL SHAREHOLDERS' EQUITY	179,468	56,980
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,323,728	$ 1,908,774

Unaudited- See accompanying notes.

LIQUIDPISTON, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales, Net	$ 3,281,381	$ 953,000
Cost of Goods Sold	-	-
Gross Profit	3,281,381	953,000
Operating Expense		
Research & Development	2,449,405	1,092,212
Marketing & Advertising	146,795	111,590
General & Administrative	110,696	68,724
Salaries & Related Expense	110,198	92,632
Depreciation Expense	87,118	104,133
Professional & Legal Expense	28,848	71,607
Amortization Expense	25,002	14,907
Rent Expense	24,000	24,000
Equipment Costs	4,359	2,966
	2,986,420	1,582,771
Net Income from Operations	294,960	(629,771)
Other Income (Expense)		
Abandonment of Intangible Asset	-	(64,567)
Other Income & Expense	(32,899)	4
Interest Expense	(118,860)	(38,023)
Net Income Before Tax	143,201	(732,357)
Income Tax Expense		
PRorperty Tax	(11,743)	9,349
State Corporate Tax	(5,857)	(1,058)
Sales & Use Tax	(3,114)	552
Net Income	$ 122,488	$ (741,201)

Unaudited- See accompanying notes.

LIQUIDPISTON, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 122,488	$ (741,201)
Change in Accounts Receivable	-	57,600
Change in Prepaid Expenses	(20,585)	(30,934)
Change in Prepaid Insurance	(181)	158
Change in Accounts Payable	(54,005)	171,442
Change in Salaries & Wages	(79,106)	132,132
Change in Accrued Tax Liability	4,669	7,455
Change in Accrued Interest Expense	121,759	(99,774)
Change in Notes Payable- ACM	-	(250,000)
Change in Notes Payable - Northwater	-	(2,000,000)
Net Cash Flows From Operating Activities	95,039	(2,753,122)
Cash Flows From Investing Activities		
Change in Plant, Property, & Equipment	(50,807)	(4,282)
Change in Accumulated Depreciation	87,118	104,137
Change in Intangible Assets	(201,877)	(95,639)
Change in Accumulated Amortization	25,002	14,907
Net Cash Flows From Investing Activities	(140,564)	19,124
Cash Flows From Financing Activities		
Proceeds of Convertible Note	1,299,149	1,481,000
Proceeds of Common Stock	-	(17,303)
Proceeds of Preferred Stock	-	(16,959,604)
Proceeds of APIC	-	18,898,705
Net Cash Flows From Investing Activities	1,299,149	3,402,798
Cash at Beginning of Period	1,094,369	425,569
Net Increase (Decrease) In Cash	1,253,625	668,801
Cash at End of Period	$ 2,347,993	$ 1,094,369

LIQUIDPISTON, INC

STATEMENT OF SHAREHOLDERS EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Issuance of Common Stock	$ 100	$ 100
Additional Paid-In Capital	18,932,486	18,932,486
Retained Earnings	(18,875,605)	(18,134,405)
Net Income (Loss)	122,488	(741,201)
Ending Equity (Deficit)	$ 179,468	$ 56,980

Unaudited- See accompanying notes.

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

LiquidPiston, Inc. ("the Company") is a corporation organized under the laws of the States of Connecticut & Delaware. The Company is a research and development company that specializes in developing compact combustion engines.

The Company will conduct an equity offering during 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

In 2016, the Company merged and was acquired in a reverse merger. Where necessary, financials were prepared using the acquisition method in accordance with GAAP.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. Net operating loss carryforwards expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017 will be subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to income tax filing requirements in the State of Delaware. The Company's Delaware income tax filings for 2015, 2016, and 2017 will be subject to review by that State until 2019, 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Connecticut. The Company's Connecticut franchise tax filings for 2015, 2016, and 2017 will be subject to review by that State until 2019, 2020, and 2021, respectively.

Depreciation

The Company uses the straight-line method to depreciate Leasehold Improvements and Property & Equipment over management's estimate of the asset's useful life. The same treatment is extended to the amortization of the intangible asset reported in the current period.

Revenue

Revenue is recognized when performance obligations have been satisfied. In regard to the Company's business agreements; revenue is recognized through performance obligations by a milestone method. Customer A recognizes revenue in milestones and is evaluated monthly whereas Customer B, is reviewed on a quarterly basis.

Advertising & Promotion

Advertising costs are expensed as incurred.

Research & Development

The Company provides engineering services and recognizes research and development as an expense. In 2017, $2,449,405 was expensed and in 2016, $1,092,212 was expensed. Compensation for research and development services for 2017 were $3,281,381 and in 2016 $953,000.

Employee Benefits

The Company contributes to an employee benefit program that fully vests for an employee after one year of service. The employee can contribute up to 50% of their salary pre-tax dollars and the Company will match up to 3% of the salary, and 50% of thee contributions between 3-5%. If the employee contributes 5%, the Company will match with 4%.

NOTE C- RENT

The Company occupies office space under a month-to-month operating lease. There are no future minimum payments due under the lease.

NOTE D- GOODWILL

The Company recognized goodwill in connection with a business acquisition in a prior period. The Company tests goodwill for impairment on an annual basis and adjusts its carrying value as necessary. As of December 31, 2017, the Company has recorded no losses related to impairment of goodwill.

NOTE E- STOCK

The Company has only one class of equity outstanding ("Common Stock"). Holders of Common Stock are entitled to one vote per share with regard to matters authorized or required to be put to the shareholders for a vote under the Company's bylaws.

NOTE F- EQUITY BASED COMPENSATION

The Company accounts for stock-based compensation for employees under ASC 718 (Stock Compensation). The Company's stock awards consist of stock options and restricted stock. Management considers the related amount expensed for stock options to be immaterial and accounts for the value as of the date the stock options are exercised. The Company's policy is to have a contra-equity account, "unearned compensation," to account for the associated stock compensation costs that incur as the restricted stock vests. The fair value of each restricted stock is estimated on the date of the grant and compensation expense is recognized as the restricted stock vests over the period. As of the grant date, restricted stock holders are entitled to exercise the rights of common stock shareholders, including the right to vote and the right to receive dividends on the Shares, unless or until the Shares are forfeited. The Company's use of the term "vesting" in this specific case applies to the restriction on the transfer of the restricted stock. The Company still considers "unvested" restricted stock to be outstanding and uses a reduction to the unearned compensation balance to represent the cost incurred when vested.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the options and restricted stock issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the restricted stock is charged directly to expense and credited to unearned compensation.

NOTE H – CONVERTIBLE NOTE

The Company issued Convertible Notes to investors in the amount of $1,481,000 in 2016. In 2017, the Company issued additional convertible notes in the amount of $1,299,149. Convertible notes Issued for both 2016 and 2017 may be redeemed for Series A Common Stock under certain pre-determined circumstances.

Convertible Notes of Type A carry a 6% interest rate and mature between March 1, 2019 and September 30, 2019. These notes will automatically convert to equity at a price determined by dividing $15,000,000 by the number of shares or units of the Company's equity ownership interested outstanding on a fully diluted basis immediately before the closing of a financing round of at least $3,000,000, or otherwise may be converted into preferred stock at the Company's discretion within 30 days of maturing.

Convertible Notes of Type B carry a 6% interest rate and matures February 15, 2019. Note B includes the same conversion feature as Note A, except that the price per share for Note B holders will be equal to or less than $2.70 per share.

Convertible Note – Wefunder, carries a 4% interest rate, and mature 36 months after issuance (in 2020). This note may convert to equity at a price determined by dividing $25,000,000 by the number of shares or units of the Company's equity ownership interested outstanding on a fully diluted basis immediately before the closing of a financing round of at least $3,000,000, or otherwise may be converted into preferred stock at the Company's discretion within 30 days of maturing.

NOTE I – CONCENTRATIONS

The Company receives 100% of its business from only two customers under contractual arrangements to provide certain services.

NOTE J - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 27, 2018, the date that the financial statements were available to be issued.